Notice to ASX/LSE THIS ANNOUNCEMENT AND THE INFORMATION CONTAINED HEREIN ARE NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION IN WHICH SUCH RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR IMMEDIATE RELEASE Rio Tinto confirms approach to Arcadium Lithium 7 October 2024 Rio Tinto today confirmed that it has made an approach to Arcadium Lithium regarding a potential acquisition of Arcadium Lithium by Rio Tinto. The approach is non-binding and there is no certainty that any transaction will be agreed to or will proceed. Rio Tinto will not make further comment until or unless an update is appropriate. IMPORTANT INFORMATION This communication is not intended to and does not constitute an offer to buy or the solicitation of an offer to subscribe for or sell or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction. The release, publication or distribution of this communication in whole or in part, directly or indirectly, in, into or from certain jurisdictions may be restricted by law and therefore persons in such jurisdictions should inform themselves about and observe such restrictions. The distribution of this announcement may be restricted by law in certain jurisdictions and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities law of any such jurisdictions. Exhibit 99.1

Notice to ASX/LSE Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Michelle Lee M +61 458 609 322 Rachel Pupazzoni M +61 438 875 469 Media Relations, Canada Vanessa Damha M +1 514 715 Malika Cherry M +1 418 592 7293 Media Relations, US Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Wei Wei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement contains inside information. This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com